

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Saurabh Saha, M.D., Ph.D.
Chief Executive Officer
Centessa Pharmaceuticals plc
3rd Floor, 1 Ashley Rd.
Altrincham, Cheshire
United Kingdom, WA14 2DT

> **Re: Centessa Pharmaceuticals plc**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 24, 2021**
> **File No. 333-255393**

Dear Dr. Saha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed May 24, 2021

Exhibits

1. The Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please revise your legal opinion to remove assumptions (g), (j), (k), and (l) and reservations (a), (c), (d), (e) and (f). For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

2. Please file your Severance and Change in Control Policy as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

      You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin O'Connor - Goodwin Procter LLP